Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
BofA Securities, Inc.
One Bryant Park
New York, New York 10036
September 17, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief Anna Abramson, Staff Attorney Jeff Kauten, Staff Attorney Rebekah Lindsey, Senior Staff Accountant

Re:	Freshworks Inc. Registration Statement on Form S-1 (File No. 333-259118) Request for Acceleration of Effective Date
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between September 13, 2021 and the date hereof, in accordance with Rule 460 of the Securities Act of 1933, as amended, (the “Act”), approximately 3,500 copies of the Preliminary Prospectus, dated September 13, 2021, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.
We have been informed by the participating underwriters that they have complied, and they will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
In accordance with Rule 461 under the Act, we hereby join in the request of Freshworks Inc. that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on September 21, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC BOFA SECURITIES, INC.

Acting severally on behalf of themselves and the Prospective Underwriters

Morgan Stanley & Co. LLC

By: /s/ Rohan Mehra
Name: Rohan Mehra
Title: Authorized Signatory

J.P. Morgan Securities LLC

By: /s/ Bianca Buck
Name: Bianca Buck
Title: Vice President

BofA Securities, Inc.

By: /s/ Magdalena Heinrich
Name: Magdalena Heinrich
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]